Stantec Inc. 10160 - 112 Street Edmonton AB T5K 2L6 Tel: (780) 917-7000 Fax: (780) 917-7330

September 16, 2009

BY EDGAR

Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549-4631

Attention: John Cash

Re:	Stantec Inc.
Form 40-F for the fiscal year ended December 31, 2008
Filed February 26, 2009
File # 1-32562

Dear Mr. Cash:

We refer to the comment letter dated July 13, 2009 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Registration Statement on Form 40-F (the “40-F”). Further to a subsequent telephone discussion between Tricia Armelin of the Commission and Dan Lefaivre of Stantec Inc. (“Stantec”), we are providing more information regarding planned disclosures in connection with goodwill and intangible assets that we will include in our annual report on Form 40-F for the year ended December 31, 2009 and in our subsequent filings under the Securities Exchange Act of 1934, as amended (our “Future Filings”).

For ease of reference, we have reproduced the text of the comments in bold-face type below, followed by Stantec’s responses, as applicable.

Form 40-F for the fiscal year ended December 31, 2008

Critical Accounting Estimates, Developments and Measures, page M-37

Goodwill, page M-38.

1.
We note that your goodwill balance represents a significant percentage of your assets. In the interest of providing investors with better insight into management’s judgments in assessing goodwill, please disclose the following in future filings:

•	The reporting unit level at which you test goodwill for impairment and your basis for that determination.
•	Quantitative information regarding how goodwill has been allocated to your geographic regions and practice areas.
•
A more specific discussion of the reporting units for which you recognized an impairment charge. In this regard, please discuss not only the geographic location but also the practice areas of the reporting units as well as the amount of any remaining goodwill.

September 16, 2009

Reference:	Stantec Inc. Form 40-F for the fiscal year ended December 31, 2008 Filed February 26, 2009 File # 1-32562

•	A qualitative and quantitative discussion of the reporting units that are at risk for impairment, including the amount of goodwill allocated to those units.
•
Each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable an investor to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses.

•	How you weight each of the methods used including the basis for that weighting (if multiple approaches are used).
•	A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.
•	How the assumptions and methodologies used for valuing goodwill in the current year changed since the prior year, highlighting the impact of any changes.
•	Quantitative information regarding any significant known trends.
•	Any material and useful information that you gather and analyze regarding the risks of recoverability of your goodwill.
Please tell us your intentions with regard to these disclosures.

Response: In our Future Filings, we will provide insight into management’s judgments in assessing goodwill taking into account the quantitative and qualitative information outlined in your letter as it applies to our goodwill balance and our annual impairment testing.  We propose to provide these additional disclosures within the Critical Accounting Estimates, Developments and Measures section of the Management Discussion and Analysis (MD&A) as well as in the Notes to the Consolidated Financial Statements as set forth below:

Proposed Disclosure in Critical Accounting Estimates in the MD&A:

Goodwill

Goodwill is assessed for impairment on July 1 of each fiscal year. In addition to our annual test, we regularly evaluate whether events and circumstances have occurred between annual tests that may indicate a possible impairment of goodwill.

Goodwill impairment testing is a two-step process. In the first step, in evaluating whether there is an impairment of goodwill, we calculate the estimated fair value of our reporting units by using a methodology that considers market information and projections of our after-tax cash flows, referred to as the income approach.  If we determine that our estimated fair value is less than the carrying value of a reporting unit’s goodwill, goodwill is potentially impaired and step two of the impairment test is performed. In step two we compare the estimated fair value of the goodwill of our reporting units to their carrying value. We calculate this impairment by considering the cash flows and the fair values of the net tangible and intangible assets. Our reporting units are defined as Canada, US West, and US East. Our reporting units are determined based on the way management organizes the Company for making operating decisions and assessing performance. We allocate our goodwill to these geographic areas. We do not monitor or allocate goodwill to practice areas.

September 16, 2009

Reference:	Stantec Inc. Form 40-F for the fiscal year ended December 31, 2008 Filed February 26, 2009 File # 1-32562

The methodology we use in testing for impairment of goodwill includes significant judgments and estimates, such as assumptions for revenue growth rates, expected operating income, appropriate discount rates, and the fair values of net assets of our reporting units.  We believe our methodology provides us with a reasonable basis for determining whether an impairment charge should be taken.  Note ____ in our 20XX audited consolidated financial statements provides more detail about our test for goodwill impairment.

As further discussed in the notes to our 20XX audited consolidated financial statements, due to fluctuations in the market and uncertainties arising from overall economic conditions in 2008, our annual impairment review resulted in an impairment charge of $53.0 million during the third quarter of 2008.  This charge was allocated to our US West and US East reporting units and is reflected as a non-cash charge to income.

If market and economic conditions deteriorate further or if continued volatility in the financial markets increases our weighted-average cost of capital, changes cash flow multiples, or other inputs to our goodwill assessment, our goodwill may require testing for impairment between our annual testing periods.  In addition, it is reasonably possible that changes in the numerous variables associated with the judgments, assumptions and estimates we made in assessing the fair value of our goodwill, could cause our reporting units to be further impaired which would decrease our goodwill assets and increase our reported expenses.  Goodwill impairment charges are non-cash charges that could have a material adverse affect on our consolidated financial statements, but would not have any adverse effect on our liquidity, cash flows from operating activities, or debt covenants and will not have an impact on future operations.

Proposed Disclosure in the Notes to Consolidated Financial Statements:

Goodwill

2008
Goodwill, beginning of the year	332,922
Current year acquisitions	99,606
Impairment	(53,000)
Contingent consideration	1,419
Purchase price adjustments	(1,066)
Impact of foreign exchange	66,937

Goodwill, end of the year	446,818

Goodwill Impairment Testing

The Company’s annual goodwill impairment review is performed as of July 1. The Company’s goodwill is allocated to it’s reporting units. It’s reporting units are defined as Canada, US West, and US East and are determined based on the way management organizes the Company for operating decisions and assessing performance. We do not monitor goodwill at or allocate goodwill to our practice areas.

September 16, 2009

Reference:	Stantec Inc. Form 40-F for the fiscal year ended December 31, 2008 Filed February 26, 2009 File # 1-32562

Management believes the methodology used to review impairment of goodwill, which includes a significant amount of judgment and estimates, provides a reasonable basis to determine whether impairment has occurred.  However, many of the factors used in determining whether or not goodwill is impaired are outside of management’s control and it is reasonable likely that assumptions and estimates will change in future periods.  These changes can result in future impairments.

Goodwill impairment testing is a two-step process.  In the first step, the Company compares the fair value of its reporting units to its carrying value. The Company estimates fair value using market information and discounted after-tax cash flow projections, referred to as the income approach.  The income approach uses a reporting unit’s projection of estimated operating results and discounted cash flows using a discount rate that reflects current market conditions.  For the Company’s 2008 impairment review, the reporting unit’s cash flows were discounted using discount rates ranging from 9.0% to 11.5%.  To arrive at cash flow projections, the Company used estimates of economic and market information over the projection period, including growth rates in revenues, costs, estimates of future expected changes in operating margins and cash expenditures.  Other significant estimates and assumptions included terminal value growth rates, future estimates of capital expenditures, and changes in future working capital requirements.

The Company validates its estimate of fair value of each reporting unit under the income approach by comparing the resulting multiples to multiples derived from comparable public company transactions or acquisition multiples on our private company transactions.  The Company reconciles the total of the fair values of it’s reporting units with it’s market capitalization to determine if the sum of the individual fair values is reasonable compared to the external market indicators.  If the reconciliation indicates a significant difference between the external market capitalization and the fair values of the reporting units, the Company reviews and adjusts, if appropriate, the discount rates by reporting units and considers if the implied control premium is reasonable in light of current market conditions.

If the carrying value of the reporting unit is higher than its fair value, there is an indication that impairment may exist and the second step must be performed to measure the amount of the impairment.  The amount of the impairment is determined by comparing the implied fair value of the reporting unit’s goodwill to the carrying value of the goodwill calculated in the same manner as if the reporting unit was being acquired in a business combination.  If the implied fair value of the goodwill is less than the recorded goodwill, an impairment charge is recorded for the difference.

During the third quarter of 2008, our goodwill impairment testing determined that two of our reporting units (US West and US East) were impaired. The impairment was due mainly to fluctuations in the market and uncertainties arising from overall economic conditions (particularly surrounding the Urban Land practice area which accounted for approximately 21% of the revenue of the two reporting units). This charge of $53.0 million was allocated to our US West and US East reporting units and is reflected as a non-cash charge to income.  The aggregate carrying value of the goodwill after the impairment charge for US West and US East is $342 million or 76% of the consolidated goodwill balance. These reporting units now have fair values in excess of their adjusted carrying values of approximately 3%.

September 16, 2009

Reference:	Stantec Inc. Form 40-F for the fiscal year ended December 31, 2008 Filed February 26, 2009 File # 1-32562

While the Company reduced the carrying amount of it’s goodwill, if market and economic conditions deteriorate further or if continued volatility in the financial markets causes further declines in our stock price, increases our weighted average cost of capital, changes cash flow multiples or other inputs to our goodwill assessment, goodwill may require testing for impairment between the Company’s annual testing periods. In addition, it is reasonably possible that changes in the numerous variables associated with the judgments, assumptions, and estimates made by management in assessing the fair value of our goodwill, could cause the Company’s reporting units to be further impaired.  Goodwill impairment charges are non-cash charges that could have a material adverse affect on the Company’s consolidated financial statements, but would not have any adverse effect on it’s liquidity, cash flows from operating activities, or debt covenants and will not have an impact on future operations.

Long-Lived Assets and Intangibles, page M-39

2.
Please revise future filings to include a more specific and comprehensive discussion of your impairment analyses for long-lived assets and intangibles. In this regard, please include a quantitative description of the material assumptions used in your impairment analyses and provide sensitivity analyses for each assumption based on reasonably likely changes. Also, please disclose the remaining carrying value of any impaired assets.

Response: In our Future Filings, we will include more a more comprehensive discussion of our impairment analysis for long-lived assets and intangibles.   We propose to provide these additional disclosures within the Critical Accounting Estimates, Developments and Measures section in the MD&A as set forth below:

Proposed Disclosure:

Long-Lived Assets and Intangibles

We regularly review long-lived assets and intangible assets with finite lives when events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable.  The determination of recoverability is based on an estimate of undiscounted future cash flows, and the measurement of impairment loss is based on the fair value of the asset.  To determine recoverability, we compare the estimated undiscounted future cash flows projected to be generated by these assets to their respective carrying value.  In performing this analysis, we make estimates or assumptions about factors such as current and future contracts with clients, margins, market conditions, and the useful lives of assets.

During the third quarter of 2008, we conducted our annual impairment test of these assets to determine if the carrying amount of these assets is fully recoverable.  As part of the impairment test, we updated our future cash flow assumptions and estimates, including factors such as current and future contracts with clients, margins, market conditions, and the useful lives of assets.  Based on the results of this review, we concluded that the intangible assets relating to client relationships acquired in The Keith Companies, Inc. acquisition in 2005 were not fully recoverable and therefore recorded a non-cash $5.4 million impairment charge to income.  The remaining carrying value of these client relationships after this impairment charge is $6.0 million at December 31, 2008.

September 16, 2009

Reference:	Stantec Inc. Form 40-F for the fiscal year ended December 31, 2008 Filed February 26, 2009 File # 1-32562

It is reasonably possible that changes in the numerous variables associated with the judgments, assumptions and estimates we made in assessing the fair value of our long-lived assets and intangible assets, could cause these assets to be further impaired which would decrease our long-lived and intangible assets and increase our reported expenses.  These impairments are non-cash charges that could have a material adverse affect on our consolidated financial statements, but would not have any adverse effect on our liquidity, cash flows from operating activities, or debt covenants and will not have an impact on future operations.

We appreciate your assistance in reviewing this response letter.  Please direct all questions or comments regarding our responses to me.

Sincerely,

STANTEC INC.

/s/ Dan Lefaivre

Dan J. Lefaivre, CMA
Senior Vice President & CFO
Tel: (780) 917-7071
Fax: (780) 917-7330
dan.lefaivre@stantec.com